UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-8593
ALPHARMA INC.
(Exact name of registrant as specified in its charter)
440 Route 22 East
Bridgewater, New Jersey 08807
(908) 566-3800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A Common Stock, par value $0.20 per share, and associated preferred stock purchase rights
2.125% Convertible Senior Notes due 2027
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or
15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:
Class A Common Stock, par value $0.20 per share, and associated preferred stock purchase rights: 1
2.125% Convertible Senior Notes due 2027: 19

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Alpharma Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 16, 2009
ALPHARMA INC.
	By:	/s/ Brian A. Markison
		Name:	Brian A. Markison
		Title:	President and Chief Executive Officer